EXHIBIT 99.1

Completion of Enrolment and Treatment in the Phase 1 Study of MTX110 in the Treatment of Children with Newly Diagnosed Diffuse Midline Gliomas (DMGs)

10 July 2023

Biodexa Ltd
(“Biodexa” or the “Company”)

Completion of Enrolment and Treatment in the Phase 1 Study of MTX110 in the
Treatment of Children with Newly Diagnosed Diffuse Midline Gliomas (DMGs)

Biodexa Ltd (a wholly owned subsidiary of Biodexa Pharmaceuticals PLC, Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain, is pleased to announce completion of enrolment and treatment of nine paediatric patients into the ongoing investigator-sponsored Phase I study of MTX-110 in newly diagnosed DMGs (NCT 04264143).

All of the  patients (age range 4-17 years) were enrolled at the Columbia University Irving Medical Centre and received radiation therapy as per the institution’s standard of care. Each patient subsequently underwent surgery with implantation of an intratumoral catheter and a programmable subcutaneous pump and 8 out of 9 have received two infusions of MTX110 via convection-enhanced delivery (CED) separated by a period of 1 week. Concentrations of 30, 60 or 90 µM were delivered with no intra-patient dose escalation.

No dose limiting toxicities related to the study drug have been reported in the study.

Full study results are expected to be made public around the 1st quarter of 2024.

Commenting, Dr Luca Szalontay, MD, Assistant Professor of Paediatrics, Columbia University Irving Medical Centre, said: “We are looking forward to completing and reporting data from this very important safety study of MTX110 that has previously demonstrated efficacy in treatment of patients with DMG. This horrible disease is a very high unmet medical need as there was no effective treatment established for patients with DMG and survival remains very poor, at an average of 9-11 months .”

About DMG

DMG is a primary brain tumour arising in the midline structures of the brain including the pons of the brain stem, is diffusely infiltrating and cannot be surgically removed. Occurring mostly in children, the median survival rate in a cohort of 316 cases was 10.0 months and overall survival at 12 months was 35% (Jansen et al, 2015. Neuro-Oncology 17(1):160-166). Although radiotherapy prolongs survival, the majority of patients die within one year following diagnosis. Systemic chemotherapy is ineffective, often due to an inability of agents to cross the blood-brain barrier. Approximately 1,100 (data on file) individuals are diagnosed with DIPG worldwide each year.

About MTX110

MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables CED at potentially therapeutic doses directly to the site of the tumour. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor). The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations. Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for recurrent glioblastoma (NCT05324501), paediatric DMG (NCT04264143) and recurrent medulloblastoma (NCT04315064). MTX110 is delivered directly into and around the patient’s tumour via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumour to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG and GBM  tumour cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DIPG cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559).

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

For more information, please contact:

Biodexa Ltd.
Dmitry Zamoryakhin, CSO
Tel: +44 (0)29 20480 180
www.biodexapharma.com
Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain.  The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat.  This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially therapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines.  Biodexa’s headquarters and R&D facility is in Cardiff, UK.  For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation.  All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.